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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           Integrated BioPharma, Inc.
                           --------------------------
                                (Name of Issuer)

                         Common Stock, $ .002 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    163527203
                                    ---------
                                 (CUSIP Number)


                                  Carl DeSantis
                      c/o CDS International Holdings, Inc.
                           95 Northeast Fourth Avenue
                             Delray Beach, FL 33483
                                 (561) 278-1169
                                 --------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  June 25, 2003
                                  -------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


                       (continued on the following pages)

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CUSIP Number: 163527203
              ---------

     1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).


          Carl DeSantis



     2)   Check the Appropriate Box if a Member of a Group (See Instructions)


          (a)                                                          [   ]


          (b)                                                          [   ]


     3)   SEC Use Only


     4)   Source of Funds (See Instructions): PF


     5)   Check if Disclosure of Legal  Proceedings is Required Pursuant to Item
          2(d) or 2(e)                                                 [   ]


     6)   Citizenship or Place of Organization: United States of America

     Number of     (7)    Sole Voting Power:  1,490,788*
     Shares Bene-
     ficially      (8)    Shared Voting Power:  2,458,886
     Owned by
     Each          (9)    Sole Dispositive Power:  1,490,788*
     Reporting
     Person With   (10)  Shared Dispositive Power:  2,458,886


     11)  Aggregate  Amount   Beneficially   Owned  by  Each  Reporting  Person:
          3,949,674*


     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)                                                [   ]


     13)  Percent of Class Represented by Amount in Row (11): 34.3%


     14)  Type of Reporting Person (See Instructions): IN



---------------


     * Includes 1,187,500 shares of common stock issuable upon conversion of 9,500 shares of series A convertible preferred stock issued to the Reporting Person on June 25, 2003 and 175,000 shares of common stock issuable upon exercise of warrants issued to the Reporting Person on June 25, 2003.



                                  Page 2 of 6
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Item 1.  Security and Issuer
         -------------------

     This statement on Schedule 13D (this "Schedule 13D") is being filed with respect to the common stock, $.002 par value (the "Common Stock") of Integrated BioPharma, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is:

     Integrated BioPharma, Inc.
     201 Route 22
     Hillside, NJ 07205


Item 2.  Identity and Background
         -----------------------

     (a) This Schedule 13D is being filed by Carl DeSantis, an individual (the "Reporting Person").

     (b)  The  Reporting   Person's   business   address  is  c/o  CDS  Holdings
International, Inc., 95 Northeast Fourth Avenue, Delray Beach, FL 33483.

     (c) The Reporting Person's principal occupation is as a private investor.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

     The Reporting Person and the Issuer entered into a Subscription Agreement, dated as of June 25, 2003, pursuant to which the Reporting Person purchased from the Issuer 9,500 shares of series A convertible preferred stock and warrants to purchase 175,000 shares of Common Stock. The Reporting Person used personal funds in the amount of $9,500,000 to purchase the series A convertible preferred stock and warrants.

Item 4.  Purpose of Transaction
         ----------------------

     The acquisition described above in Item 3 was made as a personal investment.

     The Reporting Person does not have any plans or proposals that relate to or would result in any of the following:

         (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (ii)     an  extraordinary   corporate  transaction,   such  as  a
                  merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;


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     (iii)    a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (iv) any change in the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (v) any material change in the present capitalization or dividend policy of the Issuer;

     (vi) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Issuer Act of 1940;

     (vii)    changes   in  the   Issuer's   charter,   bylaws  or   instruments
              corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (x)      any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer
         ------------------------------------

     (a) The table below sets forth the aggregate number of shares and percentage of Common Stock beneficially owned by the Reporting Person. The information herein pertains to the Issuer's issued and outstanding Common Stock as of March 31, 2003, at which time there were issued and outstanding 10,156,439 shares of the Issuer's Common Stock.

                                         Aggregate Amount
Reporting Person    Title of Class     Beneficially Owned     Percent of Class
----------------    --------------     ------------------     ----------------
Carl DeSantis        Common Stock           3,949,674              34.3%


     The number of shares beneficially owned by the Reporting Person includes 1,187,500 shares of common stock issuable upon conversion of 9,500 shares of series A convertible preferred stock issued to the Reporting Person on June 25, 2003 and 175,000 shares of common stock issuable upon exercise of warrants issued to the Reporting Person on June 25, 2003.

     The number of shares beneficially owned by the Reporting Person also includes 2,458,886 shares held by Trade Investment Services, L.L.C. ("TIS"). EVJ, LLC; EGK, LLC and CDS International Holdings, Inc. can be deemed to be beneficial owners of the shares of Common Stock held by TIS as a result of their being the sole members of TIS. Robert B. Kay can be deemed to be a beneficial owner of the shares of Common Stock held by TIS as a result of his being the manager of TIS and the sole member of EVJ, LLC. E. Gerald Kay can be deemed to be the beneficial owner of the shares of Common Stock held by TIS as a result of his being the sole member of EGK, LLC. The Reporting Person can be deemed to be beneficial owner of the shares of Common Stock held by TIS as a result of his being the chairman of CDS International Holdings, Inc.



                                   Page 4 of 6

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     (b) The number of shares as to which the Reporting Person has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is as follows:

              (i) Sole Voting Power. The Reporting Person has sole voting power with respect to 1,490,788 shares of Common Stock of the Issuer beneficially owned.

              (ii) Shared Voting Power. The Reporting Person shares voting power with TIS, EVJ, LLC, EGK, LLC, CDS International Holdings, Inc., Robert B. Kay and Gerald Kay with respect to the 2,458,886 shares of Common Stock of the Issuer held by TIS.

              (iii) Sole Dispositive Power. The Reporting Person has sole power to dispose or to direct the disposition with respect to 1,490,788 shares of Common Stock of the Issuer beneficially owned.

              (iv) Shared Dispositive Power. The Reporting Person shares with TIS, EVJ, LLC, EGK, LLC, CDS International Holdings, Inc., Robert
              B. Kay and Gerald Kay the power to dispose or to direct the disposition of shares of Common Stock of the Issuer with respect to the 2,458,886 shares of Common Stock of the Issuer held by TIS.

         (c) The Reporting Person has participated in the following transactions relating to shares of the Issuer's Common Stock during the past sixty (60) days:

Transaction Date     Number of Shares      Transaction Type     Price Per Share
----------------     ----------------      ----------------     ----------------

1. June 25, 2003            1,187,500      Private Placement (1)        $8
2. June 25, 2003              175,000      Private Placement (2)        $5.40


     (d)      Not applicable.

     (e)      Not applicable.

Item 6. Contracts, arrangements, understandings or relationships with respect to
        ------------------------------------------------------------------------
        securities of the Issuer.
        -------------------------

         Not applicable.

Item 7.  Material to be filed as Exhibits
         --------------------------------

         Not applicable.







------------------------------
1 Represents shares of Common Stock underlying 9,500 shares of series A convertible preferred stock issued on June 25, 2003.
2 Represents shares of Common Stock underlying warrants issued on June 25, 2003.


                                  Page 5 of 6



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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.



Dated:   July 11, 2003
                                                  /s/ Carl DeSantis
                                                  -----------------
                                                      Carl DeSantis



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